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We save lives by reducing suicides

PITCH VIDEO | INVESTOR PANEL


AI-Augmented Screening and Prevention of Suicide
Voi

LEAD INVESTOR

Peter Friedman

Mental health and suicide are critical problems we face in the United States among all groups, and we all must support the means to address these critical problems. Rick and his team are part of the solution, and I believe Voi will be a success as part of the solution. I have seen Rick operate as the leader to tackle difficult and complex problems throughout his career, and I believe he has the right team and technology to lead Voi to be part of the solution.

Invested $1,000 this round

Learn about Lead Investors

voi.health Springfield VT

Technology | Software | B2B | Artificial Intelligence | Saas

OVERVIEW | UPDATES | WHAT PEOPLE SAY 14 | ASK A QUESTION 2

Highlights

1. Our product is 98% accurate in detecting imminent suicide risk - we can save lives!
2. The Joint Commission selected our instrument as a validated/evidence-based suicide risk screener!
3. Suicide prevention TAM is over $3B - no competition offering detection, intervention and support
4. Traction with military/corrections - executing contracts with USAF, National Guard units, and VA DOC
5. Traction with hospitals - providing remote mental health services to all Montana hospitals
6. $14.7M raised prior to Wefunder from Polaris, True Ventures, Felicis Ventures, and Scrum Ventures
7. Founding team of military veterans, successful entrepreneurs, and leading behavioral health experts
8. Participating in 2021 MassChallenge accelerator program

Our Team



Rick Johnson CEO

Rick is a retired USMC Colonel and successful leader, able to build highly motivated teams focused on productivity and profitability. He has extensive experience overseeing $400M operating budget. Previously served as VT Asst. Attorney General

Our CEO served 34 years in the military as a squadron and group commander and the Vice and Chief of Staff of Marine Forces Reserve (100,000 Marines and Sailors) and witnessed first hand the devastation suicides had on loved ones, friends, and fellow Marines and Sailors. Upon retirement, he vowed to help prevent suicides.



Bill Hudenko Chief Science Officer

Bill is a nationally recognized expert in suicide prevention and a professor of Psychological & Brain Sciences at Dartmouth College. As the CEO of Incente, Bill focused on changing the delivery of mental health care.



Jim Bullion COO/CFO Advisor

Jim is a retired USA Colonel with vast operations and business development leadership experience. Jim has considerable banking, finance, and M&A experience. Jim previously served as a Department

of Defense senior civilian.



Tom Frosheiser Board Member/Advisor

Tom is an accomplished health-tech executive with multiple grow-scale-exit successes including acquisitions by IBM Watson and CVSCaremark. He has extensive experience developing Go-To-Market strategies in high-growth, dynamic healthcare environments.

Our Pitch Deck


Voi
The future of
suicide prevention

Voi is a behavioral healthcare technology company delivering empirically-validated solutions that address the needs of those at risk for suicide and other behavioral health issues, as well as those who care for them.

Voi is **mission-focused** on delivering the most comprehensive, innovative solutions to help hospitals and health systems, government agencies, educational institutions, families, and communities detect, intervene, support, and care for people **at risk for suicide and living with behavioral health issues**. We will accomplish our mission by expanding the use of our A.I.-driven, validated detection and prevention tools called **Voi Detect** and **Voi Reach**.

As a U.S. Marine Corps leader for 30 years, Voi's CEO Rick Johnson has seen first-hand the devastating impact that untreated mental health issues can have on individuals and their loved ones. He is confident that with sufficient detection and effective treatment of mental health issues that we can dramatically reduce suicide rates.

Nearly everyone has been impacted by the tragedy of suicide. We are inviting you to be a part of our team tackling suicide in America and around the world.

Suicide is a huge problem in the US and Covid-19 has made it even worse.

- **132** Americans will commit suicide today
- **1.4M** Americans attempted suicide last year
- **second leading cause of death** for people between the ages of 15 and 24.


Suicide is a really big problem: after COVID-19 it's a crisis
Before Covid-19 suicide rates were at a 30-year high.
132 people in the U.S. will die by suicide today. 22 will be veterans, and many will be our youth.
Leading Cause of Death
2nd
Leading cause of death for 15-24 y/o
11th
Leading cause of death in the US
Suicide Multipliers
25X
There are 25 attempts for every suicide
2X
As many suicides as homicides
19%
of 15-24 y/o deaths
Leading causes of 15 to 24 year old deaths
Unintentional Injury 49%
Suicide 19%
Homicide 18%
Cancer 6%
Heart Disease 4%
Other 4%
1.4M Adults Attempted Suicide Last Year

Suicide numbers are even worse in the **military**, our **veteran** population and in **prisons** and **jails**.

- **18** civilians per 100,000 commit suicides while **24.8** service members and **27.7** veterans per 100,000 commit suicides
- Suicide rates in correctional facilities are **3.5X** higher than in the US population

population

- Billions of dollars have been spent to reduce suicide in the military, our veteran population and in jails and prisons, but rates have only increased

The military, the VA, and corrections require quick, scalable, & accurate ways to identify and support high-risk individuals.



There is no greater need for a solution than in the DoD, the VA, and corrections
Military/VA
Suicide has a dramatic impact on unit readiness and is a major priority of the Armed Forces and the VA
Suicides per 100,000: 18 civilians, 24.8 active service, 27.7 vets
At least 2/3 veterans who die by suicide have not received treatment from the VA
The military and the VA need a way to keep service members and veterans safe when they are at home
Corrections
Suicide rates in correctional facilities are 3.5X higher than in the average population
There are inadequate resources in jails/prisons to detect, monitor, and prevent suicides
40% of corrections lawsuits involve offender suicides
Overtime pay for suicide watch costs $900k in one jail alone
Fewer than 37% of offenders are screened by qualified professionals
Billions of dollars have been spent to reduce suicide in these populations, but rates have only increased. The military, the VA, and corrections require quick, scalable, & accurate ways to identify and support high-risk individuals

One of main reasons the U.S. has failed to reduce suicide rates is because current solutions are inadequate and outdated. To identify suicide risk many organizations still rely upon paper assessments scanned into a health record. Assessments are not validated for imminent risk but instead are designed to determine overall, lifetime risk of suicide (such as the Columbia suicide screener or the PHQ-9). For suicide prevention, many organizations have no effective programs in use, or they may use the "caring contacts" model whereby medical providers send postcards to patients to let them know they are not isolated and alone.



Current solutions are inadequate
Most suicide risk assessments are conducted via paper/pencil and have no predictive validity for near-term risk
Clinician-based assessments are extremely time-consuming and costly
The most scalable and effective suicide prevention strategy currently used is sending "caring contact" postcards to those at risk

Voi spent years developing state-of-the-art technologies to accurately predict & prevent imminent suicide. Our prediction solution is called Voi Detect, and our prevention solution is Voi Reach.

Voi Detect - A published, peer-reviewed, AI-informed imminent **suicide risk assessment** that is proven to be as accurate as a psychiatrist.

Voi Reach - The human and AI-powered experience that engages both a trained coach and friends/family for real-time intervention to move the caring contact model into the 21st century.



Introducing Voi: The first solution to accurately predict & prevent imminent suicide
Voi Detect
A published, peer-reviewed, AI-informed imminent suicide risk assessment that is as accurate as a psychiatrist
Voi Reach
The human and AI-powered experience that engages both a trained coach and friends/family for real-time intervention
465
56
$20,201
6630
My People
Me

Voi Detect allows the administrator to quickly and accurately identify a patient's risk of suicide in the next 72 hours. The algorithm replicates the expert judgment of a psychiatrist. It takes less than two minutes to complete, is **reimbursable**, requires no training, and is HIPAA compliant. Most importantly, scoring is based

requires no training, and is HIPAA-compliant. Most importantly, scoring is based on a logic learning node, so if it receives outcome data from a health record, the algorithm learns and can ultimately out predict even psychiatric judgment.

Our assessment was just selected by The Joint Commission (the organization that accredits most US hospitals) as one of a handful of accredited/evidence-based suicide risk screeners!



Voi Detect: Screens as well as a psychiatrist
Voi Inc. has exclusive, world-wide rights to SERAS: the most effective and cost-efficient suicide screening tool in the world
Our screening tool is
94 - 98%
as accurate as a psychiatrist,* at a fraction of the cost
*Journal of Clinical Psychiatry
Gold standard of suicide risk assessment is psychiatrist judgement. Our tool replicates psychiatrist judgement with 94 - 98% accuracy
It's an adaptive assessment. The proprietary scoring algorithm adapts based on how questions are answered using machine-learning
It takes less than two minutes to complete, is reimbursable, and HIPAA-compliant
465
6630

After identification of risk, Voi leverages Voi Reach. Voi Reach is the first, and only, app to continuously monitor for imminent risk by using natural language processing and artificial intelligence. A coach, augmented by this AI, can manage up to 250 patients and their natural support networks and provide educational materials, remote assessments, guidance, and if necessary, conduct a rescue within 5 minutes of a risk status change.



Voi Reach: The next generation of prevention
After identification of risk, Voi leverages "Voi Reach".
Voi Reach is the first, and only, app to continuously monitor for imminent risk.
A platform that empowers the natural support network of the patient...
Friends & Family
Clinicians
Behavioral Health Coach
Natural Language Processing Monitoring
Emergency Intervention

With the widespread adoption of our platform, Voi is confident that we can reduce suicide rates. This is in part due to our strong and experienced team. Rick Johnson graduated from the US Naval Academy 1985 and served as an aviator in the US Marine Corps for 30 years retiring as a Colonel in 2015. He also graduated from the Fletcher School of Law and Diplomacy and Vermont Law School in 1997 and the US Naval War College in 2004. Rick has served as an assistant attorney general in Vermont and led The Dartmouth Institute – a health policy think tank and created the Dartmouth-Hitchcock Medical Center's Innovation Center. Rick has 36 years of experience leading complex organizations. Jim Bullion is a 30-year Army officer who has considerable operations, banking, finance, M&A experience. Bill Hudenko is my Chief Science Officer. Bill is a professor of psychology at Dartmouth College and national expert on suicide. Finally, one of directors is Tom Frosheiser. Tom is a Past CEO, COO of start-ups acquired by IBM Watson, CVSCaremark.



Leadership Team
CEO
Rick Johnson
• Successful leader, able to build highly motivated management teams focused on driving improvements in productivity, processes, customer service, and profitability
• Extensive experience overseeing $400M operating and capital budget
• Served as VT Assistant Attorney General
• Retired Colonel, USMC
COO
Jim Bullion*
• Outstanding operations and business development leadership
• Considerable banking, finance, and M&A experience
• Served as Department of Defense senior civilian tasked with identifying opportunities and set conditions for private sector investment
• Retired Colonel, US Army/USAR
CSO
Bill Hudenko, Ph.D.
• Nationally recognized expert in suicide prevention
• Professor of Psychological & Brain Sciences, Dartmouth College
• Adjunct Professor of Psychiatry, Geisel School of Medicine at Dartmouth
• Former Professor at Ithaca College and Cornell University
• Former CEO of Incente, LLC - a company focused on changing the delivery of mental health care in the US and beyond
Director
Tom Frosheiser
• Accomplished Health-tech executive with multiple grow-scale-exit successes
• Experience developing Go-To-Market strategies in high-growth, dynamic healthcare environments
• Past CEO, COO of start-ups acquired by IBM Watson and CVSCaremark
• Served on multiple private company and start-up Board of Directors
*Contingent upon fundraising

The Total Addressable Market for suicide prevention is over $3B. We are initially focusing our sales efforts on the military, VA, corrections and healthcare. We are

also exploring the Japanese trade union market by working with Finch Japan in Tokyo.



Market Opportunity
$3B
Total Market
$1.5B
$1B
Initial Target Market
$30M
$124M
$187M
$23M
$37M
Corrections
Military
Veterans Affairs
Assisted Living Facilities
Japanese Expansion
University/College
Healthcare

We have established traction in the DoD, VA, corrections, and **healthcare**. We are executing a contract with the US Air Force, the Virginia Department of Corrections (DOC) and Dartmouth-Hitchcock Medical Center. We are finalizing contracts with VT DOC, SC DOC, Shaw AFB, Wellpath (a provider of medical services to prisons), jails, and universities and colleges, and all of the hospitals in Montana. We are also participating in a global challenge to redesign the Japanese city of the future.



We have established traction in the
DoD, VA, corrections, and healthcare
DoD and VA
Executing contract with Shaw AFB
Corrections
state-wide deployment
Healthcare
Voi Detect selected by The Joint Commission as a validated and evidence-based suicide screener
Executing contract with Sheridan Memorial Hospital
all hospitals in Montana

Based on our current contract pipeline we expect to generate about $35M by 2024. We are initially focused on military, veteran, corrections, and healthcare sales and will move into other verticals over the next couple of years. These are forward looking projections and are not guaranteed.



Traction & Forecast
Corrections
Healthcare
VA/DoD
Japan
Assisted Living
Universities
40,000,000
30,000,000
20,000,000
10,000,000
0
$92,000
$238,600
$530,978
$4,628,128
$15,989,719
$35,022,973
2019
2020
2021
2022
2023
2024
These projections are not guaranteed

Since Voi Detect is reimbursable with a CPT billing code, we have established the licensing fee at $6.50 per assessment per patient per day. Organizations can bill for up to 4 measures on our platform per patient per day (we offer a suite of options in addition to SERAS). This results in a 4:1 ROI for healthcare organizations that utilize our tool. For government agencies that require a fixed price, we estimate the volume of assessments they will conduct in a year and charge a flat fee, and then discount based on volume.

For Voi Reach, we charge a licensing fee for the coach and any patients on the platform. Given the recent dire need for telemental health, payers have started creating CPT codes for reimbursement of these services. For government agencies, we provide a fixed price based upon estimated annual usage by coaches and patients.

Business Model



Voi Reach
$229 per coach/mo. (services up to 250 members), $8 per member/mo.
Average contract size = $90k
(Voi does not provide coaches but does offer training guidance).
Voi Detect
$6.50/SERAS assessment, 41.50 for any other assessment on our platform (e.g., PHQ-9). Price based on projected screening utilization of a health system at an average of 3 assessments per member.
Average contract = $195k

We are projecting $530,978 in revenue in 2021 and growing to $68M by 2025 (not guaranteed).

Financials

	2021	2022	2023	2024	2025
Revenue	$530,978	$4,628,128	$15,989,719	$35,022,973	$68,062,199
COS (Royalties)	$20,176	$403,722	$1,519,986	$3,736,404	$7,297,631
Gross Profit	$510,802	$4,224,406	$14,469,732	$31,286,569	$60,764,567
Operating Expenses	$1,431,961	$5,435,171	$6,988,929	$7,213,091	$7,573,997
EBITDA	$(921,159)	$(1,210,765)	$7,480,803	$24,073,478	$53,190,571
Net Income	$(921,159)	$(1,210,765)	$7,480,803	$20,346,414	$44,947,095

These projections are not guaranteed

Voi has growing traction in the military, VA, and corrections and we are ready to rapidly expand our sales in these verticals. Over the past year Voi:

Military

- commenced a $500,000 contract with the US Air Force
- started a pilot at Shaw Air Force Base
- the Arizona, Pennsylvania, and Rhode Island National Guard has reached out to us to develop a proposal to use Voi Reach in these 3 states starting this fall

VA

- completed development of Voi Reach and demonstrated its functionality to the Department of Veterans Affairs (VA) in April

Corrections

- executing a pilot with the Virginia Department of Corrections
- preparing a pilot with the South Carolina Department of Corrections
- currently negotiating a contract with the Vermont Department of Corrections
- preparing a large pilot with Wellpath in 19 of their facilities around the country

Healthcare

- commenced a contract with Frontier Psychiatry to provide remote mental healthcare to all hospitals in Montana (with a plan to expand to Wyoming, South Dakota, North Dakota, Idaho, and Alaska in the next few years)
- we are in advanced negotiations to partner with NTT West (large telecommunications company) in Japan to develop a Japanese version of Voi Reach

To achieve this growth, Voi is beginning the cloud computing certification programs needed to receive authority to operate (ATO) on governmental IT infrastructure. Successful completion of these programs will allow for state-wide deployments in correctional systems and the ability to become a program of record in the federal government.

Go-to-market strategy

Close and service contracts in the pipeline and build a seasoned sales force



2021
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec


Product Development
Voi Reach MVP
Epic EHR Integration
ECOS Certification
FEDRAMP Certification
Japanese Tools
Contracts in Pipeline
Shaw AFB
Frontier Psychiatry
SC Corrections
VT Corrections
AZ and RI NG
VA Corrections
Wellpath
Finch Japan
Initiatives
VA AI Tech Demo
MassChallenge
NTT West
SmartCityX - Japan
These projections are not guaranteed

For these reasons, we are now seeking to raise $3M this quarter (starting with $1.07M through Wefunder) to cover the cost of these programs and to hire the required additional developers, IT security folks, and database personnel needed to achieve and maintain these certifications. In addition, Voi will use these funds to hire already identified and highly experienced individuals to fill the critical COO/CFO and governmental sales/contracting positions.

Voi is ready to grow

Why now?

- Before COVID-19 there was an urgent need for Voi. Now the situation is dire and it is time to scale to meet the rapidly growing need
- Voi is reimbursable @ ~ $6.50/assessment with CPT code 96127
- We have demonstrated a clear pathway to scale with a strong pipeline

Targets

- Voi Detect: DoD, VA, state and federal corrections, and healthcare.
- Potential for additional verticals is enormous
- Voi Reach: Veterans, service members, parole system monitoring; multitude of applications for chronic care management
- Expansion into Japan (partnership initiated with Finch Japan and market analysis in progress) and participation in SmartCityX - designing the city of the future

Use of funds

- Growth: Voi is seeking to raise $10M with an initial tranche of $3M this quarter. This will allow Voi to:
- Hire an experienced COO/CFO, additional developers, IT security personnel, an experienced government sales professional, and marketing personnel and office staff ($1.25M)
- Cover the costs of cloud computing certification ($1.75M)

Voi Detect's competitors include the **Columbia (C-SSRS), the Columbia Screener and Clinician Evaluation**. Compared with these, Voi Detect can predict imminent suicide risk, is low cost, easy to use, does not require any expertise, has high user satisfaction and can integrate with an EHR. Voi Reach's competitors are Objective Zero, Constant Care and My3. Reach is the only app that leverages a natural support network, is low cost, can provide educational materials and remote assessments, and continuously monitors for changes in risk.

Competitors

Voi Detect

Voi Detect Comparison with C-SSRS and Expert Judgement

	Voi Detect	Clinician Evaluation	C-SSRS	C-SSRS Screener
Predictive ability	✓	✓	✓	✗
Low cost	✓	✗	✗	✓
Ease of use	✓	✗	✗	✓
Does not require a clinician to administer	✓	✗	✗	✓
Takes less than two minutes to complete	✓	✗	✗	✓
High patient satisfaction	✓	✗	✗	✗
Integrates with patient EHR	✓	✗	✓	✓

Voi Reach

Voi Reach Comparison with Competitors

	Voi Reach	Objective Zero	Constant Care	MY3
Onboard support network	✓	✓	✓	✗
Low cost	✓	✓	✗	✓
Static resources	✓	✓	✓	✓
Interactive resources	✓	✗	✗	✗
Assessments	✓	✗	✓	✗
Continuous A.I. monitoring	✓	✗	✗	✗
Connect with professional	✓	✗	✓	✗

Voi is looking at various exit options to include being acquired by insurance providers, EHR companies, or social media giants. Similar companies have been acquired over the past few years for up to $18.5B.

Exit Strategy


Exit Options
EHR giants: Cerner, Allscripts
Payers: Optum, Cigna, BCBS
High tech: Facebook, Instagram
Investments in the Space
Ginger.io raised $63.2M
Calm raised $144M
M&A Activity in the Space
AbleTo
Optum acquires AbleTo $470M (2020)
Livongo
Teladoc acquires Livongo $18.5B (2020)
RMDY
OptimizeRx acquires RMDY Health $16M (2019)
advancemedical
Teladoc acquires Advance Medical $352M (2018)
These projections are not guaranteed

To date Voi has raised over $14M in capital from some of the leading VCs in the

country including Polaris Partners, True Ventures, and Greylock.

While we could obtain additional capital from VC investors, we believe that suicide is everyone's problem, and we'd like to offer the opportunity for anyone to participate in the solution

At present we are raising $3M to allow us to further scale into the military and corrections space by first establishing our federal and state certifications and technology requirements

It is then in our roadmap to begin our international expansion starting with the Japanese market

We hope that you'd like to participate in this opportunity.

We look forward to solving this incredibly important problem together with you.

Voi

Voi.health

rick@voi.health